FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), G Marcus,
J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Nerina Bodasing
Tel +27
11 644-2630
Fax +27 11 484-0639
Mobile 082 940 7505
Nerina.bodasing@goldfields.co.za
UNITED STATES
Willie Jacobsz
Tel +27
11 644-2460
Fax +27 11 484-0639
Mobile 082 493 1377
Williej@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS SELLS 60% STAKE IN ESSAKANE
PROJECT FOR US$200 MILLION
Johannesburg, 11 October 2007: Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) is pleased to announce that
agreement has been reached in terms of which Gold Fields will sell its current 60% stake in the Essakane project located in
Burkina Faso, West Africa, to its partner in the project, Orezone
Resources Inc. (Orezone) (TSX:OZN), for a minimum total
consideration of US$200 million.
Orezone will pay Gold Fields US$150 million in cash and US$50 million in Orezone securities or US$200 million in cash at
Orezone’s election.
Ian Cockerill, Chief Executive Officer of Gold Fields, said:
“While the Essakane project is expected to make a good return and deserves to be built, Gold Fields’ relatively small stake in the project mitigates against it becoming a Gold Fields franchise asset. We believe that Orezone is well positioned to turn this asset to account.”
To date Gold Fields has spent a total of US$47million on the project. The sale price represents a significant return on
investment for Gold Fields.
The proceeds from the sale will be reinvested to create value for
Gold Fields’ shareholders. Options under consideration include, inter alia, debt reduction and the funding of Gold Fields’ extensive capital investment portfolio.
Cockerill added that this sale did not detract in any way from Gold
Fields’ often stated strategy of international growth: “We have definitely not changed course and our aspiration to grow our international portfolio with appropriately sized, value adding assets, remain as strong as ever.”
The transaction is subject to a number of conditions, including
Orezone securing net proceeds of at least US$150 million through a public offering of its securities, and approval of the transaction by the South African Reserve Bank. Gold Fields and Orezone expect the transaction to close towards the end of November.
The Essakane Project is the largest gold deposit in Burkina Faso, West Africa. The Definitive
Feasibility study envisions a surface mine and CIL facility processing an average of 5,400,000 tonnes per annum. The project has 4.0 million ounces of measured and indicated resources and 1.3 million ounces of inferred resources at a 0.5 g/t cut-off. Reserves contained within a
US$500 gold price mine plan are 2.65 million ounces. The project will take 18 months to construct at a total capital cost of US$346 million. Once operational, the mine is expected to produce an average of 292,000 ounces of gold per annum at cash cost of US$356 per ounce.
Orezone is an explorer and emerging gold producer. The company has a pipeline of advanced and grassroots projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 4.0 million ounces per annum, mineral reserves of 94 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) as well as the Dubai International Financial Exchange (DIFX).
-ends-
Enquiries
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
Mobile +27 82 493 1377
Williej@goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 October 2007
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs